UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)*



                        Desc, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Series B common stock ("B Shares")
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  250309101(1)
             -------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                             Galicia y Robles, S.C.
                        Boulevard Manuel Avila Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec
                            Mexico City 11000, Mexico
                                (5255) 5540-9225

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 2, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------
(1) CUSIP number is for the ADSs only. No CUSIP number exists for the underlying shares, as the shares are not traded in the United States.

CUSIP No.     250309101               13D


1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Helu

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Marco Antonio Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Patrick Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Item 5)

                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Maria Soumaya Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vanessa Paola Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Johanna Monique Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.3% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carso Global Telecom, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           Zero B Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  Zero B Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Zero B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Grupo Financiero Inbursa, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           285,312,365 B Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  285,312,365 B Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      285,312,365 B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.6% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Telefonos de Mexico, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           Zero B Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  Zero B Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Zero B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trust No. F/0008 (the "Telmex Trust")

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

                                  189,577,408 B Shares (See Item 5)

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                  189,577,408 B Shares (See Item 5)

                              10  SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      189,577,408 B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.0% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trust No. F/0395 (the "Telnor Trust")

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

                                  905,000 B Shares (See Item 5)

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                  905,000 B Shares (See Item 5)

                              10  SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      905,000 B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Inmobiliaria Carso, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           8,333,333 B Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  8,333,333 B Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,333,333 B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Orient Star Holdings LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           8,333,333 B Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  8,333,333 B Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,333,333 B Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7% B Shares (See Item 5)

14    TYPE OF REPORTING PERSON*

      OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.
------            -------------------

                  This Amendment No. 8 (the "Eighth Amendment") amends the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 17, 2003 (the "Schedule 13D"), as subsequently amended, by the Reporting Persons (as defined in the Schedule 13D), with respect to the Series B common stock (the "B Shares") of Desc, S.A. de C.V. (the "Issuer"). Capitalized terms used but not otherwise defined in this Eighth Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

                  The aggregate amount of funds utilized to purchase the 12,573,300 B Shares purchased by the Telmex Trust since Amendment No. 7 (the "Seventh Amendment") to the Schedule 13D was filed with the Commission on September 10, 2004 was 38,617,478 pesos (approximately U.S. $3.47 million based on an exchange rate of 11.1213 pesos per U.S. dollar, the exchange rate in effect on December 6, 2004). The funds used to purchase such B Shares were obtained from the working capital of the Telmex Trust. All purchases of B Shares by the Reporting Persons were effected on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange").

Item 4.           Purpose of Transaction.
------            ----------------------

                  Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire additional B Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the B Shares owned by them in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

         (a) The Reporting Persons listed below have the following direct interests in B Shares:

                                                     B Shares(1)
                                            -------------------------------
                                              Number            % of Class
                                            -----------        ------------
GFI................................         285,312,365           25.6%
Telmex Trust.......................         189,577,408           17.0%
Telnor Trust.......................             905,000            0.1%
Orient Star........................           8,333,333            0.7%

(1)  Based on 1,115,690,363 B Shares outstanding as of December 6, 2004.

         (b) Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, Telmex, GFI, Inmobiliaria Carso and Orient Star, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any B Shares owned by such persons or by any entities controlled by such persons (including the Telmex Trust and the Telnor Trust). Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the B Shares owned by the Reporting Persons.

         (c) All transactions in B Shares effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement are listed in Schedule II hereto.

         (d) Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, Telmex, GFI, Inmobiliaria Carso and Orient Star, the Slim Family may be deemed to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, any B Shares owned by such persons or by any entities controlled by such persons (including the Telmex Trust and the Telnor Trust). Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, B Shares owned by the Reporting Persons.

Item 7.           Material to be Filed as Exhibits
------            --------------------------------

* The Powers of Attorney and Joint Filing Agreement filed as exhibits to the Schedule 13D and Amendment No. 1 to the Schedule 13D filed with the Commission on February 18, 2004 are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Carlos Slim Helu

         ----------------------------------------    By: /s/ Eduardo Valdes Acra
         Carlos Slim Domit                               -----------------------
                                                         Eduardo Valdes Acra
         ----------------------------------------        Attorney-in-Fact
         Marco Antonio Slim Domit                        December 7, 2004

         ----------------------------------------
         Patrick Slim Domit

         ----------------------------------------
         Maria Soumaya Slim Domit

         ----------------------------------------
         Vanessa Paola Slim Domit

         ----------------------------------------
         Johanna Monique Slim Domit

         ----------------------------------------

         CARSO GLOBAL
         TELECOM, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         GRUPO FINANCIERO
         INBURSA, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         BANCO INBURSA S.A., INSTITUCION
         DE BANCA MULTIPLE, GRUPO
         FINANCIERO INBURSA, DIVISION
         FIDUCIARIA, AS TRUSTEE OF TRUST
         NO. F/0008


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact


         BANCO INBURSA S.A., INSTITUCION
         DE BANCA MULTIPLE, GRUPO
         FINANCIERO INBURSA, DIVISION
         FIDUCIARIA, AS TRUSTEE OF TRUST
         NO. F/0395


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         INMOBILIARIA CARSO S.A. DE C.V.


         ----------------------------------------
         By: Armando Ibanez Vazquez
         Title: Attorney-in-Fact

         ORIENT STAR HOLDINGS LLC


         ----------------------------------------
         By: Inmobiliaria Carso, S.A. de C.V.
         Name: Armando Ibanez Vazquez
         Title: Attorney-in-Fact

                                   SCHEDULE II

         During the period beginning 60 days prior to the event which requires the filing of this statement, the Reporting Persons set forth below effected the following transactions in B Shares on the Mexican Stock Exchange. The prices below reflect the average consideration paid (in Mexican Pesos) per B Share on the relevant trade date.

                                                                  Price Per
                         Type of                      Number of     Share
   Reporting Person    Transaction    Trade Date       B Shares  Mexican Pesos.

     Telmex Trust       Purchase       10/05/04            100      3.15
     Telmex Trust       Purchase       10/05/04        199,900      3.15
     Telmex Trust       Purchase       10/05/04         45,100      3.15
     Telmex Trust       Purchase       10/06/04        200,000      3.15
     Telmex Trust       Purchase       10/06/04         24,900      3.15
     Telmex Trust       Purchase       10/06/04         19,000      3.15
     Telmex Trust       Purchase       10/06/04          6,100      3.15
     Telmex Trust       Purchase       10/06/04         28,900      3.15
     Telmex Trust       Purchase       10/06/04         71,100      3.15
     Telmex Trust       Purchase       10/07/04         15,500      3.13
     Telmex Trust       Purchase       10/07/04         50,000      3.13
     Telmex Trust       Purchase       10/07/04         15,500      3.13
     Telmex Trust       Purchase       10/07/04          5,100      3.13
     Telmex Trust       Purchase       10/07/04         10,000      3.13
     Telmex Trust       Purchase       10/08/04        200,000      3.10
     Telmex Trust       Purchase       10/08/04         45,100      3.10
     Telmex Trust       Purchase       10/08/04        254,900      3.10
     Telmex Trust       Purchase       10/14/04         50,000      3.02
     Telmex Trust       Purchase       10/14/04          7,000      3.02
     Telmex Trust       Purchase       10/15/04         50,000      3.02
     Telmex Trust       Purchase       10/18/04         50,000      3.02
     Telmex Trust       Purchase       10/18/04         50,000      3.02
     Telmex Trust       Purchase       10/18/04         12,100      3.02
     Telmex Trust       Purchase       10/18/04         37,900      3.02
     Telmex Trust       Purchase       10/18/04         12,100      3.02
     Telmex Trust       Purchase       10/18/04         36,000      3.02
     Telmex Trust       Purchase       10/20/04            100      3.05
     Telmex Trust       Purchase       10/20/04         43,000      3.05
     Telmex Trust       Purchase       10/21/04            700      3.05
     Telmex Trust       Purchase       10/21/04            100      3.05
     Telmex Trust       Purchase       10/21/04            100      3.05
     Telmex Trust       Purchase       10/22/04          1,600      3.06
     Telmex Trust       Purchase       10/22/04          5,000      3.06
     Telmex Trust       Purchase       10/22/04          3,800      3.06
     Telmex Trust       Purchase       10/22/04         40,000      3.06
     Telmex Trust       Purchase       10/22/04         18,000      3.06
     Telmex Trust       Purchase       10/25/04          5,000      3.04
     Telmex Trust       Purchase       10/25/04            100      3.04
     Telmex Trust       Purchase       10/25/04          5,000      3.04
     Telmex Trust       Purchase       10/25/04         39,900      3.04
     Telmex Trust       Purchase       10/25/04        150,000      3.02
     Telmex Trust       Purchase       10/25/04        187,100      3.02
     Telmex Trust       Purchase       10/26/04         50,000      3.04
     Telmex Trust       Purchase       10/26/04         39,800      3.04
     Telmex Trust       Purchase       10/26/04         10,200      3.04
     Telmex Trust       Purchase       10/26/04         50,000      3.02
     Telmex Trust       Purchase       10/26/04          7,300      3.04
     Telmex Trust       Purchase       10/26/04            100      3.04
     Telmex Trust       Purchase       10/26/04          2,000      3.04
     Telmex Trust       Purchase       10/26/04          2,000      3.04
     Telmex Trust       Purchase       10/27/04         17,000      3.04
     Telmex Trust       Purchase       10/27/04         33,000      3.04
     Telmex Trust       Purchase       10/27/04            100      3.04
     Telmex Trust       Purchase       10/27/04         49,900      3.04
     Telmex Trust       Purchase       10/27/04         10,000      3.03
     Telmex Trust       Purchase       10/27/04         40,000      3.03
     Telmex Trust       Purchase       10/27/04         50,000      3.03
     Telmex Trust       Purchase       10/28/04         50,000      3.03
     Telmex Trust       Purchase       10/29/04         28,000      3.03
     Telmex Trust       Purchase       10/29/04         70,000      3.03
     Telmex Trust       Purchase       10/29/04            100      3.03
     Telmex Trust       Purchase       10/29/04          1,900      3.03
     Telmex Trust       Purchase       10/29/04         47,100      3.03
     Telmex Trust       Purchase       10/29/04            100      3.03
     Telmex Trust       Purchase       10/29/04          2,800      3.03
     Telmex Trust       Purchase       10/29/04         50,000      3.02
     Telmex Trust       Purchase       12/02/04      5,000,000      2.90
     Telmex Trust       Purchase       12/02/04        200,000      2.90